EXHIBIT 2-1

Fourth Amendment to Transaction Agreement

FOURTH AMENDMENT TO
TRANSACTION AGREEMENT

This Fourth Amendment to the Transaction Agreement (this “Amendment”), dated August 25, 2016, is by and among The Procter & Gamble Company, an Ohio corporation (“Parent”), Galleria Co., a Delaware corporation (“SplitCo”), Coty Inc., a Delaware corporation (“Acquiror”), and Green Acquisition Sub Inc., a Delaware corporation (“Merger Sub”), and amends that certain Transaction Agreement, dated July 8, 2015 and amended August 13, 2015, February 19, 2016 and May 25, 2016, by and among Parent, SplitCo, Acquiror and Merger Sub (the “Agreement”) and certain deliveries to be made thereunder, all as contemplated by Section 10.06 of the Agreement. The capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.
NOW, THEREFORE, the Parties hereby agree as follows:
ARTICLE I
AMENDMENTS
Section 1.1    Accounts Receivable.

a.	Section 1.05(a)(xvii) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(xvii)    all accounts receivable that are either (A) primarily related to the Galleria Business and held by SplitCo or any Galleria Entity or (B) primarily related to the Salon Professional Business or the Mercury Business, including (notwithstanding anything to the contrary in this Agreement) all accounts receivable primarily related to the Dolce & Gabbana Business or the Christina Aguilera Business, other than accounts receivable primarily related to the Mercury Business in Russia.”

b.	Section 5.21(e) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(e)    Transfer of Accounts Receivable. Prior to the Closing, Parent will cause (i) all accounts receivable that are either (A) primarily related to the Galleria Business and held by SplitCo or any Galleria Entity or (B) primarily related to the Salon Professional Business or the Mercury Business, including (notwithstanding anything to the contrary in this Agreement) all accounts receivable primarily related to the Dolce & Gabbana Business or the Christina Aguilera Business, other than accounts receivable primarily related to the Mercury Business in Russia and (ii) all other rights to payment and security for payments to the extent they relate to the Galleria Business to be held by a member of the Galleria Group.”

c.	Section 1.05(b)(i) of the Parent Disclosure Letter is hereby amended such that the following disclosure will be added as a new item 11 under the “Mercury” heading:

“11.    All accounts receivable primarily related to the Mercury Business in Russia, other than accounts receivable that are primarily related to the Galleria Business and held by SplitCo or any Galleria Entity.”

d.	Section 11.01(b) of the Parent Disclosure Letter is hereby amended so as to delete the text under the heading “Accounts Receivable, other” and replace such text with the following:

“Accounts receivable - other represent receivables owed to the business for activities such as supplier rebates or other miscellaneous sales receivables. Except with respect to the Salon Professional Business and the Mercury Business, including (notwithstanding anything to the contrary in this Agreement) all accounts receivable primarily related to the Dolce & Gabbana Business or the Christina Aguilera Business, the Cut-Off Date Adjustment Statement excludes accounts receivable that are not held by SplitCo or any Galleria Entity. The amount of accounts receivable attributable to the Mercury Business reflected in the Cut-Off Date Adjustment Statement will be discounted by 2%.”

e.	Article XI of the Agreement is hereby amended so as to add the following defined terms:

“Christina Aguilera Business” means the portion of the Mercury Business marketed under the Christina Aguilera brand.

“Dolce & Gabbana Business” means the portion of the Mercury BGSS Equipment.
Section 1.2    GSS Equipment.

a.	Section 1.05(a)(i) of the Parent Disclosure Letter is hereby amended such that the following disclosure is added as a new item 11:

“11.    The tangible assets located at Parent’s Capella facility in Nizhny Novgorod, Russia and listed on Attachment 11-C to this Schedule 1.05(a)(i).”

b.	The Parent Disclosure Letter is hereby amended to add Attachment A to this Amendment as a new Attachment 11-C to Section 1.05(a)(i) of the Parent Disclosure Letter.

Section 1.3    Galleria Software - Warehouse Management Systems.

a.	Section 1.05(a)(x) of the Parent Disclosure Letter is hereby amended to add the following disclosure:

Warehouse Management Systems:
1.    The following warehouse management systems (WMS):

FACILITY	WMS
Gargenville 3PL	LM7
Aspropyrgos	Aberon
Riverside	TOPS/KNAPP
Cologne	LVS
Section 1.4    Trade Funds Liabilities.

a.	Section 1.06(a)(vi) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(vi)    all Liabilities to the extent relating to, resulting from or arising out of trade and consumer promotions, in-store promotions, coupon campaigns, loyalty programs and gift card campaigns of the Galleria Business and the Dolce & Gabbana Business, other than such Liabilities relating to, resulting from or arising out of the Retail Color Business, the Retail Styling Business, or the Mercury Business (including the Dolce & Gabbana Business), in each case, in Russia, Ukraine, Azerbaijan, Kazakhstan or Turkey;”

b.	Section 1.06(b)(i) of the Parent Disclosure Letter is hereby amended such that the following disclosure will be added as a new paragraph 2:

“2.    All Liabilities to the extent relating to, resulting from or arising out of trade and consumer promotions, in-store promotions, coupon campaigns, loyalty programs and gift card campaigns of the Retail Color Business, the Retail Styling Business or the Mercury Business (including the Dolce & Gabbana Business), in each case, in Russia, Ukraine, Azerbaijan, Kazakhstan or Turkey.”

c.
Section 11.01(b) of the Parent Disclosure Letter is hereby amended so as to delete the last sentence in the second paragraph under the heading “Trade accounts payable and accrued liabilities” and replace such text with the following:

“Except with respect to trade and consumer promotions, in-store promotions, coupon campaigns, loyalty programs and gift card campaigns, the Cut-Off Date Adjustment Statement excludes accrued manufacturing expenses, restructuring, accrued marketing expenses and accrued sundry liabilities, in each case, that are not held by SplitCo or any Galleria Entity.”

Section 1.5    Galleria Business Acquired Plans.

a.	Paragraph 4(b)(i) of Schedule 1.05(a)(xiii) of the Parent Disclosure Letter is hereby deleted in its entirety and replaced with the following:

“(A)    In the case of an Unfunded DB Plan, “DB Actuarial Liabilities” means the estimated Liabilities, as of the Closing Date, attributable to Pension Employees under the Unfunded DB Plans, calculated on the basis of the accumulated benefit obligation based on GAAP ASC 715 and using Parent’s most recent actuarial assumptions incorporated into Parent’s annual financial reports. The DB Actuarial Liabilities will be estimated approximately 90 calendar days prior to the Closing Date.
(B)    Within 60 calendar days prior to the Closing Date, Parent will deliver to Acquiror a statement setting forth a detailed calculation and breakdown prepared by a qualified actuary selected by Parent (“Parent’s Actuary”) of the DB Actuarial Liabilities for the Unfunded DB Plans. Unless Acquiror notifies Parent of an objection to the determination by Parent’s Actuary of the DB Actuarial Liabilities within 10 calendar days following Parent’s delivery of the determination by Parent’s Actuary of the DB Actuarial Liabilities, such amount will become final and binding on Parent, Acquiror and their respective Affiliates and will be the “Final DB Actuarial Liabilities.” Any notice of objection from Acquiror must specify in reasonable detail the nature of any objection, and may only be based on the good faith belief by a qualified actuary selected by Acquiror (“Acquiror’s Actuary”) that Parent’s Actuary has used unreasonable actuarial assumptions or otherwise made an actuarial error. In the event Acquiror provides such a notice of objection, Parent’s Actuary and Acquiror’s Actuary will discuss the calculation of the DB Actuarial Liabilities in good faith and seek to reach an agreement during the 10-calendar day period following Parent’s receipt of such notice of objection. If such actuaries are able to reach agreement, then they will reduce such agreement to writing and such agreement will become final and binding on Parent, Acquiror and their respective Affiliates and will be the “Final DB Actuarial Liabilities.” If such actuaries are unable to reach an agreement within such 10-calendar day period, they will jointly select and retain a third actuary within 10 Business Days following such 10-calendar day period, which third actuary will make the appropriate calculations in respect of the DB Actuarial Liabilities within 20 calendar days after its selection, and such amount will be final and binding on Parent, Acquiror and their respective Affiliates and will be the “Final DB Actuarial Liabilities.” Parent and Acquiror will share equally the cost of any such third actuary.
(C)    Any transfers required pursuant to Paragraph 4(a)(ii)(A) with respect to Unfunded DB Plans will be completed on or prior to the Closing Date. For the avoidance of doubt, no Assets will be transferred pursuant to this Schedule 1.05(a)(xiii) of the Parent Disclosure Letter or Section 6.03(b) of the Agreement with respect to any Liabilities attributable to Pension Employees under the Galleria Business Acquired Plans that are reflected in the Cut-Off Date Adjustment Statement.”

b.	Exhibit R to the Agreement is hereby amended to add the following:

“Germany

1.	Death Benefit according to Social benefits catalogue

2.	Uberbruckungsgeld Muelhens (P&G Manufacturing Cologne only)

3.	Belegschaftskasse Muelhens (P&G Manufacturing Cologne only)

4.	German portion of the International Retirement Arrangement (IRA) / International Pension Protection Program (IPP)

Belgium

1.	Belgium portion of the International Retirement Arrangement (IRA) / International Pension Protection Program (IPP)

Japan

1.	Early Retirement Allowance Plan (New Life Assistance Plan) - in force during Continuation Period

Thailand

1.	Legal Severance Payment Plan

Turkey
Termination Indemnity Plan”
Section 1.6    Closing.

a.	Section 2.06 of the Agreement is hereby deleted in its entirety and replaced with the following:

“2.06    Closing of the Merger. On the terms and subject to the conditions set forth in this Agreement, the consummation of the Merger (the “Closing”) will take place at Jones Day, 222 East 41st Street, New York, New York, at 10:00 a.m., local time, on the first calendar day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, where permitted, the waiver of those conditions), unless another date or place is agreed to in writing by Parent and Acquiror. The date on which the Closing occurs is referred to as the “Closing Date.” For accounting purposes, the Closing will be deemed to have occurred (a) as of 11:59:59 pm local time on the Closing Date if the Closing Date is the last calendar day of a month, (b) as of 12:00:01 am local time on the Closing Date if the Closing Date is the first calendar day of a month, or (c) as of such time as the Parties may mutually agree in good faith if the Closing Date is not the first or last calendar day of a month.”
Section 1.7    Sufficiency; Condition of Assets.

a.	Section 3.14(a) of the Parent Disclosure Letter is hereby amended so as to add the following text as a new item 20:

“20.    No go-to-market structure in Brazil for the Retail Color Business and the Retail Styling Business will transfer to SplitCo. SplitCo will rely on the go-to-market capacity in Brazil acquired by Acquiror in connection with the acquisition of Hypermarcas SA for the Retail Color Business and the Retail Styling Business, in each case, in Brazil.”
Section 1.8    Inventory Accumulation.

a.	Section 5.21(j) of the Agreement is hereby deleted in its entirety and replaced with the following text:

(j)    Prior to the Closing, Parent will use its Commercially Reasonable Efforts to establish for the Galleria Entities a non-ordinary course accumulation of inventory of all Products of the Galleria Business in an amount valued at $40,000,000 in accordance with the Accounting Principles. The Cut-Off Date Working Capital will include Parent’s good faith projection of the amount of such inventory that would be present as of the Closing Date, but in no event will exceed $40,000,000.
Section 1.9    Panama Relocation. The Agreement is hereby amended so as to add the following as a new Section
5.32:

a.
5.32    Panama Relocation. Prior to the Business Transfer Time, Parent will use Commercially Reasonable Efforts to relocate each In-Scope Employee located in Panama to a new location to be reasonably determined by Parent. To the extent any costs or expenses are incurred by Parent in connection with the foregoing (including any relocation, severance or termination pay or benefits), the Recapitalization Amount will be increased in an amount equal to such costs or expenses incurred by Parent (and, in respect of any such costs or expenses that have not been determined as of the 12th Business Day prior to the Business Transfer Time (including in respect of costs that have been incurred but not invoiced), the Recapitalization Amount will be adjusted by an amount equal to Parent’s good faith estimate of such undetermined costs). For the avoidance of doubt, the restrictions in Section 5.01(b)(xiv) will not apply to the relocation of In-Scope Employees described in this Section 5.32.

Section 1.10    Certain Rio Excluded Assets.

a.	The Parent Disclosure Letter is hereby amended so as to add the following text as a new Section 5.33 of the Parent Disclosure Letter.

“Section 5.33
Certain Rio Excluded Assets
1.    The Assets listed on Attachment 1 to this Section 5.33.”

b.	The Parent Disclosure Letter is hereby amended so as to add Attachment B to this Amendment as a new Attachment 1 to Section 5.33 of the Parent Disclosure Letter.
Section 1.11    Renewal of Certain Trademarks.

a.	The Agreement is hereby amended so as to add the following as a new Section 5.34:

5.34    Renewal of Certain Trademarks. Notwithstanding anything to the contrary herein, Parent will use Commercially Reasonable Efforts to renew the registrations of the Trademarks set forth on Attachment C to this Amendment that are due to expire or otherwise require necessary maintenance payments prior to March 2017. Parent will pay all registration fees, costs and expenses incurred in connection with the foregoing; provided, however, that the Recapitalization Amount will be increased by an amount equal to the fees, costs and expenses incurred by Parent or its Affiliates in connection with the foregoing (and, in respect of any such fees, costs or expenses that have not been determined as of the 12th Business Day prior to the Business Transfer Time (including in respect of costs that have been incurred but not invoiced), the Recapitalization Amount will be adjusted by an amount equal to Parent’s good faith estimate of such undetermined costs).
Section 1.12    Brazil, Mexico and Japan Employment Transfers.

a.
Clause (i) of Section 6.02(b) of the Agreement is hereby amended so as to add the following text after “pursuant to the transactions contemplated by this Agreement”: “(including the transactions contemplated by Section 6.02(f) below)”.

b.	The Agreement is hereby amended to add a new Section 6.02(f) as follows:

“(f)    Prior to the Closing, Parent, SplitCo and Acquiror will, or will cause their respective Subsidiaries to, cooperate to effect the transfer of In-Scope Employees in Brazil, Mexico and Japan to employment with SplitCo or one of its Subsidiaries as of the Closing pursuant to employer substitution transfer mechanics under applicable Law in Brazil and Mexico and pursuant to company split transfer mechanics under applicable Law in Japan (collectively, the “Employer Substitution Mechanics”). For the avoidance of doubt, any and all Liabilities that result from or arise out of the Employer Substitution Mechanics will be deemed to be Galleria Liabilities under Section 1.06(a)(iii) and Section 6.04(i) of this Agreement, including Liabilities resulting from or arising out of (i) any failure by Acquiror, SplitCo, or any member of the Galleria Group to provide any terms of employment required to be provided by such entity following the Closing in connection with or as a result of the Employer Substitution Mechanics or under applicable Law, or (ii) any rejection or challenge by any In-Scope Employee, labor organization or other representative of any In-Scope Employee, or Governmental Authority related to the Employer Substitution Mechanics, including claims with respect to any In-Scope Employee’s terms and conditions of employment with the Galleria Group or termination of employment from the Parent Group.”

c.	Article XI of the Agreement is hereby amended so as to add the following defined term:

“Employer Substitution Mechanics” has the meaning set forth in Section 6.02(f).

Section 1.13    Maternity and Sick Leave of Absence Employees.

a.	The Agreement is hereby amended to add a new Section 6.02(g) as follows:

“(g)    Notwithstanding anything to the contrary in this Agreement, to the extent required under applicable Law, any Galleria Business Employee who is not actively at work as of the Closing due to a maternity leave of absence or a sick leave of absence (each, a “Maternity or Sick Leave of Absence Employee”) will remain an employee of Parent or its Subsidiaries, and will not transfer employment to Acquiror or any of its Affiliates, until such time as such transfer of employment is permitted under applicable Law. Each Maternity or Sick Leave of Absence Employee will not be considered a Continuing Employee unless and until such Maternity or Sick Leave of Absence Employee transfers to employment with Acquiror or its Affiliates prior to the second anniversary of the Closing or such longer period as required by Law, and Parent may determine not to transfer such Person if Parent determines, in its sole discretion, that doing so would materially increase the likelihood that the Intended Tax-Free Treatment would not apply to the transactions contemplated hereby.”

b.	Article XI of the Agreement is hereby amended so as to add the following defined term:

“Maternity or Sick Leave of Absence Employee” has the meaning set forth in Section 6.02(g).
Section 1.14    United Kingdom and Ireland Benefits Matters. This Agreement is hereby amended to add a new Section
10.02(k) as follows:
“(k)    In connection with the determination by Acquiror and SplitCo to provide certain pension benefits in connection with the transition from a defined benefit to a defined contribution pension benefit to eligible employees in the United Kingdom and Ireland following the Closing, the Recapitalization Amount will be decreased by $10 million.”
Section 1.15    Amendment to Transition Services Agreement (Exhibit I). Exhibit I to the Agreement is hereby amended by deleting Exhibit I in its entirety and replacing it with Exhibit I to this Amendment.
Section 1.16    Certain Assets Located at Cologne and Seaton. Schedule 1.09 to the Agreement is hereby amended by adding a new paragraph (i) as follows:
“(i)    Galleria Assets. Notwithstanding anything to the contrary in Section 1.09(c) or Section 1.09(d) of this Schedule 1.09, the Excluded Assets will not include any tools (including special and general tools) or fixed assets exclusively related to the Parent’s Dolce & Gabbana business, in each case, to the extent located at the Galleria Facilities in Cologne, Germany or Seaton, United Kingdom.”
ARTICLE II
MISCELLANEOUS
Section 2.1    Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Agreement, as so amended by this Amendment, will remain in full force and effect in all respects. Each reference to “hereof,” “herein,” “hereby,” and “this Agreement” in the Agreement will from and after the effective date hereof refer to the Agreement as amended by this Amendment. Notwithstanding anything to the contrary in this Amendment, the date of the Agreement, as amended hereby, will in all instances remain as July 8, 2015, and any references in the Agreement to “the date first above written,” “the date of this Agreement,” “the date hereof” and similar references will continue to refer to July 8, 2015, including, without limitation, for purposes of Article II of the Agreement.
Section 2.2    Entire Agreement. This Amendment, together with the Agreement and the Ancillary Agreements, including any related annexes, schedules and exhibits, as well as any other agreements and documents referred to herein and therein, will together constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and will supersede all prior negotiations, agreements and understandings of the Parties of any nature, whether oral or written, with respect to such subject matter.
Section 2.3    Governing Law; Jurisdiction; Waiver of Jury Trial. Sections 10.04 (a), (b) and (c) (Governing Law; Jurisdiction; Waiver of Jury Trial), in each case, of the Agreement are incorporated into this Amendment by reference as if fully set forth herein, mutatis mutandis.

Section 2.4    Notices. All notices, requests, permissions, waivers and other communications hereunder will be in writing and sent pursuant to the requirements of Section 10.05 of the Agreement.
Section 2.5    No Third-Party Beneficiaries. This Amendment is solely for the benefit of the Parties and does not confer on third parties (including any employees of any member of the Parent Group or the Acquiror Group) any remedy, claim, reimbursement, claim of action or other right in addition to those existing without reference to this Amendment.
Section 2.6    Construction. The descriptive headings herein are inserted for convenience of reference only and are not intended to be a substantive part of or to affect the meaning or interpretation of this Amendment.
Section 2.7    Counterparts. This Amendment may be executed in multiple counterparts (any one of which need not contain the signatures of more than one Party), each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement. This Amendment, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, will be treated in all manner and respects as an original agreement and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, the other Party will re-execute original forms thereof and deliver them to the requesting Party.
[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the day and year first written above.
THE PROCTER & GAMBLE COMPANY

By: /s/ Christopher D. Rose
Name: Christopher D. Rose
Title: Authorized signatory

[Signature Page to Fourth Amendment to Transaction Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the day and year first above written.
GALLERIA CO.

By: /s/ Matthew C. Loftus
Name: Matthew C. Loftus
Title: Authorized Signatory

[Signature Page to Fourth Amendment to Transaction Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the day and year first above written.
COTY INC.

By: /s/ Jules P. Kaufman
Name: Jules P. Kaufman
Title: Senior Vice President, General Counsel and Secretary

[Signature Page to Fourth Amendment to Transaction Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the day and year first above written.
GREEN ACQUISITION SUB INC.

By: /s/ Jules P. Kaufman
Name: Jules P. Kaufman
Title: President

[Signature Page to Fourth Amendment to Transaction Agreement]

Attachment A
Attachment 11-C to Schedule 1.05(a)(i)
Please see attached.

Attachment B
Lista dos Equipamentos / Equipment List
Please see attached.

Attachment C
Trademarks To Be Renewed
Please see attached.

Exhibit I
Please see attached.